Exhibit 2.1

TRANSACTION AGREEMENT

dated 25 July 2005

by and among

Danaher Corporation,

Edelweiss Holdings ApS

and

Leica Geosystems Holdings AG

regarding the publication of a recommended public takeover offer for all the publicly held shares of the Company

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT (“Agreement”), dated as of 25 July 2005, by and among Danaher Corporation, a Delaware corporation and with IRS Employer Identification No. 59-1995548 (“Parent”), Edelweiss Holdings ApS, a company organized under the laws of the Kingdom of Denmark and registered with the Danish Commerce and Companies Agency under CVR-no. 28899505 and a wholly owned subsidiary of Parent (“Buyer”), and Leica Geosystems Holdings AG, a joint stock company (société anonyme, Aktiengesellschaft) organized under the laws of Switzerland and registered in Balgach at the following address: Heinrich-Wild-Strasse, 9435 Heerbrugg, Switzerland (the “Company”). Each of Parent, Buyer and the Company a “Party” and together the “Parties”.

Recitals

A.	The Company’s nominal share capital amounts to CHF 117,370,900, divided into 2,347,418 registered shares with a nominal value of CHF 50 each, fully paid-in (the “Shares”). The Shares are listed on the main market of the SWX Swiss Exchange.

B.	Parent is a U.S.-based manufacturer with leading businesses in professional instrumentation, industrial technologies, tools and components.

C.	On 13 June 2005, Hexagon AB (publ.), a Swedish company, (“Hexagon”) announced its intention to make a public takeover offer for all the publicly held Shares at a price of CHF 440 per Share, less dividend payments as well as the gross amount of any dilution effects becoming effective prior to the settlement of the offer. Hexagon’s offer was published on 27 June 2005 and amended on 21 July 2005 at an adjusted price of CHF 436 per Share. It will remain open for acceptance until 9 August 2005. Under the Swiss takeover rules, competing offers can be made until 4 August 2005.

D.	The Parties entered into a confidentiality agreement dated 9 July 2005 and amended such confidentiality agreement on the date hereof (such agreement, as amended, the “Confidentiality Agreement”).

E.	The board of directors of Parent has agreed to cause Buyer to publish an offer for all the publicly held Shares at a price of CHF 500 per Share, less dividend payments (other than the CHF 4 per Share dividend that the general meeting of shareholders of the Company paid on 11 July 2005) as well as the effect of any dilutive event (such as capital increases with an issue price of the shares below the offer price, repayments of capital, sales of treasury shares below the offer price, or the issuance of options) becoming effective prior to the settlement of the Offer (but such dilution effects shall not include the 177,048 employee options issued and outstanding as of the Launch Date (as defined below)) (the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement (the “Offer”).

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Buyer and the Company hereby agree as follows:

1.	Submission of the Offer

1.1	Subject to the terms and conditions of this Agreement, Parent shall cause Buyer, and Buyer undertakes, to commence an Offer at the Offer Price and publish an offer prospectus relating to the Offer (the “Prospectus”), substantially in the agreed form set out in Annex 1 to this Agreement.

1.2	It is expected that the Prospectus will be published on or about 28 July 2005, but in any event no later than 4 August 2005 (the “Publication Date”).

1.3	The Offer will be pre-announced on a date (the “Launch Date”) no later than three trading days prior to the Publication Date by means of a pre-announcement substantially in the form attached hereto as Annex 2 to this Agreement.

1.4	In making its Offer at the Offer Price, Parent and Buyer have relied upon, among other things, the publicly available information published by, and relating to, the Company, including (without limitation) its audited financial information.

2.	Recommendation of the Offer by the Company

2.1	The board of directors of the Company shall unanimously recommend to the Company’s shareholders to accept the Offer by means of a press release that will be published by 7:30 a.m. CET on the Launch Date, substantially in the form set out in Annex 3 to this Agreement. Furthermore, not later than 3 August 2005 (unless the Publication Date is later than on 28 July 2005, in which case the report of the Board of Directors of the Company shall be published by no later than three trading days following the Publication Date), subject to a Superior Offer not having been announced or pre-announced in the meantime, the Board of Directors of the Company shall publish a report prepared in accordance with Art. 29 para. 1 of the Federal Act on Stock Exchanges and Securities Trading (“SESTA”) unanimously recommending the Offer.

2.2	This Section 2 shall not restrict the Board of Directors of the Company from changing its recommendation if a Superior Offer is made.

2.3	In connection with the Offer, the parties shall actively cooperate with all competent authorities and shall promptly provide any such information and/or documents that may lawfully be required from them by any such authority.

3.	Conduct of Business

3.1	To the extent permitted under Swiss law, the Company shall for the whole duration of this Agreement, (i) abstain (and shall procure that its subsidiaries,

affiliates and representatives abstain) from taking any actions outside the ordinary course of business consistent with the Company’s past practice; and (ii) shall, and shall cause each of its subsidiaries to, use all reasonable efforts to preserve intact its material business organization and relationships with third parties (including but not limited to its relationships with customers, suppliers, employees and business partners) and to keep available the services of their present officers and key employees.

Without limiting the generality of the preceding paragraphs, and except as required by applicable laws and regulations, without the prior written consent of Parent, the Company shall not, and shall cause its subsidiaries not to:

(i)	adopt or propose any amendment to the Company’s Articles of Association or other similar corporate organizational documents;

(ii)	convene a general meeting of shareholders in connection with the Offer otherwise than pursuant to Sections 4.9 and 4.11 below;

(iii)	(a) declare, set aside or pay any dividend or other distribution with respect to any of its shares, (b) split, combine or reclassify any of its shares, (c) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any of its Shares or other equity securities, or authorize or agree to any of the foregoing,

(iv)	grant call options on Shares (or other rights to purchase Shares, in particular employee stock options) or write put options on Shares (or grant other rights to sell Shares) to any person other than Parent or Buyer,

(v)	incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person (other than the Company and its subsidiaries), except for indebtedness, debt securities and guarantees incurred in the ordinary course of business consistent with past practice;

(vi)	(a) merge or consolidate with any other person, (b) acquire an amount of assets of any other person, or pledge or otherwise encumber or subject to any Lien assets, in each case that are material to the Company and its subsidiaries, taken as a whole, (c) make an investment material to the Company and its subsidiaries, taken as a whole, in any other person or otherwise engage in any similar extraordinary business transaction;

(vii)	sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to the Company and its subsidiaries, taken as a whole, except pursuant to existing contracts or commitments (the terms and conditions of which have been disclosed to Parent or its representatives);

(viii)	enter into, modify or amend any transaction or contract, agreement or undertaking (whether written or oral) with any officer, director or employee of any of the Company or any of its subsidiaries other than in the ordinary course consistent with past practice or with respect to normal and customary terms of such persons’ employment with such company; or

(ix)	authorize, agree or commit to do any of the foregoing.

4.	Additional Agreements

4.1	Cooperation within the framework of the Offer

4.1.1	From the date hereof and for the whole duration of this Agreement, to the extent permitted under Swiss law, each of the Company, Parent and Buyer shall, and the Company shall cause each of its subsidiaries to, cooperate and use all reasonable efforts:

(i)	for the due publication of the Prospectus on or before the Publication Date and the due publication of the report of the Board of Directors on or before 3 August 2005 (unless the Publication Date is later than on 28 July 2005, in which case the report of the Board of Directors of the Company shall be published by no later than three trading days following the Publication Date);

(ii)	to make or cause to be made all filings necessary or proper under applicable laws, rules and regulations,

(iii)	to take all other actions necessary or advisable to consummate and make effective the transactions contemplated by this Agreement, including but not limited to, (1) the fulfilment of the Offer Conditions, provided however, that, notwithstanding any other provision of this Agreement, none of the Parties shall be obligated to and the Company shall not, agree to divest, hold separate or otherwise restrict the use or operation of any business or assets of Parent, Buyer or the Company, or any of their respective affiliates; (2) the distribution of the Prospectus and the acceptance forms to the Company shareholders and any actions or filings related thereto; (3) due settlement of the Offer in accordance with its terms;

(iv)	to obtain approvals necessary or advisable from any government, ministry, department or administrative body, agency or commission of any jurisdiction (each a “Governmental Entity”) in order to consummate the transactions contemplated hereby and permit the Company and all of its subsidiaries (collectively, the “Leica Group”) to continue fully existing operations following the transactions contemplated hereby; and

(v)	abstain from taking, or cause to abstain from taking, any action or doing, or cause to abstain from doing, any such thing that may prevent or compromise any of the above.

4.1.2	If at any time following the successful completion of the Offer any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such action to the extent reasonable and practicable.

4.2	No Solicitation

4.2.1	The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors, employees, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, directly or indirectly (i) solicit, initiate or encourage any inquiries or the making of any Acquisition Proposal, or (ii) other than as contemplated by Section 4.2.3 and other than with respect to Hexagon, participate in any discussions or negotiations regarding an Acquisition Proposal.

The term “Acquisition Proposal” means any proposal or offer from any person other than Buyer relating to any (1) tender or exchange offer involving Shares or other acquisition of Shares, (2) merger, consolidation or other business combination involving the Company or any of its subsidiaries, (3) direct or indirect acquisition or purchase of a business that constitutes a substantial part of the assets of the Company and its subsidiaries, taken as a whole, or a substantial amount of the equity securities of the Company or any subsidiary, (4) recapitalization or restructuring of the Company and its subsidiaries, or (5) other transaction similar to any of the foregoing with respect to the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

4.2.2	The Company shall notify Parent and Buyer of any Acquisition Proposal, other than Acquisition Proposals from Hexagon, received after the date hereof as promptly as practicable after its receipt thereof, it being understood that the Company shall be free to notify the Swiss Takeover Offer Board (the “TOB”) at the same time. For the avoidance of doubt, the Company shall not be required to notify Parent or Buyer of the identity of the party making an Acquisition Proposal or the terms and conditions of such an Acquisition Proposal or of any other developments in connection with such Acquisition Proposal, including (without limitation) any subsequent proposal or the termination of such Acquisition Proposal.

4.2.3	Except on a date that is not earlier than three trading days following announcement of a Superior Offer, the Board of Directors of the Company shall not (i) withdraw or modify in a manner adverse to Buyer, or propose publicly to withdraw or modify in a manner adverse to Buyer, the approval or recommendation by the Board of Directors of the Company of the transactions contemplated by this Agreement, or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. Except following receipt of a Superior Proposal to the extent permitted by the following sentence, the Board of Directors of the Company shall cause the Company not to enter into any letter of intent, agreement in principle, acquisition agreement or other similar acquisition agreement relating to any Acquisition Proposal. Following receipt of a Superior Proposal, the Board of Directors of the Company may, or may cause the Company to, enter into, discuss or negotiate any confidentiality, process or other similar process agreement relating to any Superior Proposal.

For purposes of this Agreement, “Superior Offer” means any unsolicited offer to all of the shareholders of the Company to acquire all of the Shares on terms and conditions that the Board of Directors of the Company determines in its good faith judgment, after due consideration of its fiduciary duties, (as advised by its advisors) to be superior for the Company’s shareholders when compared as a whole with the transactions contemplated by this Agreement, provided such offer is at a price that on a fully diluted basis is not lower than that offered by Buyer and on conditions no more restrictive on the offer than the Offer Conditions.

For purposes of this Agreement, a “Superior Proposal” means any unsolicited written proposal that contemplates a Superior Offer and that the Board of Directors of the Company (having consulted with its financial and legal advisors) reasonably believes is likely to result in a Superior Offer.

4.3	Access to Non-public Information

The Company shall not permit or provide access to non-public information relating to the Company and its subsidiaries to any third party other than (i) Hexagon, or (ii) any other third party, following receipt of a Superior Proposal or publication of a Superior Offer from such party or other than as required by Swiss law or imposed by the Swiss Takeover Offer Board. In the event that such access is provided or permitted in accordance with the foregoing, such access shall be provided on terms and subject to conditions no more favorable than those applied to Parent, Buyer and their respective representatives and advisors including, without limitation, with respect to timing. If the Company permits or provides access to information relating to the Company or its subsidiaries that it has not previously shared with Parent, Buyer, or their respective representatives or advisors, the Company shall notify Parent or Buyer that this information is available for review, and provide access to this information to Parent, Buyer, its representatives and advisors, at the same time as any other party.

4.4	Treasury Shares

For the whole duration of this Agreement, the Company shall abstain (and shall procure that its subsidiaries abstain) from:

(i)	notifying the Shares that they hold in treasury (the “Treasury Shares”) for acceptance in the Offer; and

(ii)	selling or agreeing to sell any of the Treasury Shares to any third party.

4.5	Trading in Shares and related securities by the Company

From the date hereof, the Company shall be deemed to be acting in concert with Buyer in connection with the Offer within the meaning of Art. 24 para. 3 SESTA and Art. 11 Ordinance of the Swiss Takeover Board of Public Takeover Offers (“TOO”). Consequently, Buyer may be required pursuant to Art. 10 para. 6 TOO (the “Best Price Rule”) to increase the Offer Price if the Company, its subsidiaries, affiliates or representatives acquire equity securities of the Company at a price exceeding the Offer Price. Considering this, the Company shall abstain (and shall procure that its subsidiaries, affiliates and representatives acting on behalf of the Company abstain) from any action that may be found to be in breach of the Best Price Rule, and in particular from:

(ii)	entering into any (a) agreement (either on or off exchange) relating to the acquisition or sale of Shares and (b) derivative transaction having the Shares as underlying; and

(iii)	amending the terms and/or conditions of existing employee stock options or derivatives issued by the Company, its subsidiaries, affiliates or representatives without Parent’s prior written consent.

4.6	Access to Information

Pending completion of the Offer, Parent and Buyer may from time to time request access to the Company’s officers and directors with a view to discussing integration plans, such access to be made available at the Company’s discretion, but not unreasonably denied or delayed by the Company. Without limiting the generality of the preceding sentence, access shall not be deemed to be unreasonably denied or delayed if such denial or delay is required by applicable legal or regulatory requirements. Following completion of the Offer, the Company will, and will cause its subsidiaries, and each of their respective officers, directors and employees (collectively, the “Company Representatives”) to, give Parent and its respective officers, employees, counsel, advisors and representatives (collectively, the “Parent Representatives”) reasonable access, during normal business hours, to the assets, properties, offices and other facilities and to the books and records of the Company and its subsidiaries and will cause the Company Representatives and the Company’s subsidiaries to furnish Parent with such financial and operating data, access to customers and suppliers and such other information with respect to the business and operations of the Company and its subsidiaries as Parent may from time to time reasonably request and to the extent permitted under Swiss law. The Company shall furnish promptly to Parent a copy of each report, schedule, registration statement and other document publicly filed by the Company or any of its subsidiaries during such period. Parent agrees that any information furnished pursuant to this Section will be subject to the provisions of the Confidentiality Agreement.

4.7	Undertaking to Register Shareholding

The Company shall promptly, upon request, enter into its share register the Buyer or, as the case may be, the Parent or any of the Parent’s subsidiaries, as a shareholder with voting rights in respect of all Shares that the Buyer or, as the case may be, the Parent or any of the Parent’s subsidiaries, may own at the time the request is made.

4.8	Trading in Shares and related securities by Parent and Buyer

Parent and Buyer agree, and agree to cause any party acting in concert with either of them, to notify the Company promptly of any purchase or agreement to purchase interest in the Shares entered into or completed prior to the Offer Expiration Date.

4.9	Public announcements

The Parties shall consult with each other prior to making any public announcement relating to the Offer other than the agreed press release pursuant to Section 2.1.

4.10	General meeting of shareholders

If the Offer is declared successful and Buyer so requires, the Board of Directors shall promptly convene a general meeting of shareholders to be held as soon as practicable with such agenda and proposals that shall have been submitted by Buyer, to the extent legally permissible.

4.11	Confirmation relating to material adverse change

The Board of Directors of the Company shall provide Buyer and Parent at least two trading days prior to the Offer Expiration Date, a confirmation that to the best of their knowledge as of the date of such confirmation no adverse events have occurred that, individually or in the aggregate, are or are likely to be material to the Leica Group within the meaning of Section 6(ii) of this Agreement.

4.12	Resignation of the members of the Board of Directors of the Company

In the event that the Offer is declared successful, the current members of the Board of Directors of the Company will resign as per the shareholders’ meeting to be convened pursuant to Section 4.10. Upon completion of the Offer, Buyer and Parent will offer to each member of the Board of Directors a customary mandate agreement covering the period between completion of the Offer and this shareholders’ meeting and Buyer and Parent will procure that discharge is granted to these members of the Board of Directors by the ordinary shareholders meeting for the fiscal year 2005/2006.

5.	Options to purchase Shares

The Board of Directors of the Company undertakes not to amend, or permit the amendment of, any existing stock option plans granting rights in respect of Shares, including (without limitation) with respect to acceleration or changes of the vesting period under such plans, other than with the prior written consent of Parent.

6.	Conditions to Completion

The obligation of Buyer to complete the Offer is subject to the satisfaction or waiver of the offer conditions set forth in paragraph 2.6 of the Prospectus (the “Offer Conditions”) and set forth below:

(i)	Buyer having received, upon expiration of the Offer Period, as extended from time to time, valid acceptances in respect of Shares which, taken together with the Shares it will own at that time, represent more than 66 2/3 per cent of the total number of issued Shares on a fully diluted basis at expiration of the Offer Period, as extended from time to time.

(ii)	Upon expiration of the Offer Period, as extended from time to time, (a) no adverse events having occurred that, individually or in the aggregate, in the opinion of an independent internationally reputable expert to be appointed by Buyer, are or are likely to be material to the Leica Group, or (b) the Leica Group not having announced amendments or restatements of its previously published financial statements, including quarterly financial statements, or any other information or circumstance that, individually or in the aggregate, in the opinion of an independent internationally reputable expert to be appointed by Buyer, has or is likely to have a material adverse effect on the Leica Group. An event or effect shall be considered materially adverse or likely to be materially adverse if it involves (i) a reduction in consolidated equity of the Company in excess of 10% compared to the equity reported as per 31 March 2005 (i.e. CHF 37 million), (ii) a reduction in the current financial year’s consolidated turnover of the Company of in excess of 10% compared to consolidated turnover reported as per the twelve months ended 31 March 2005 (i.e. CHF 77.4 million), or (iii) a reduction in the current financial year’s consolidated EBITDA of the Company in excess of 10% compared to the consolidated EBITDA reported as per the twelve months ended 31 March 2005 (i.e. CHF 12.9 million).

(iii)	The Company having neither disposed of or encumbered the Treasury Shares nor acquired directly or indirectly any additional Shares or equity securities in a manner that would otherwise result in Buyer being required to increase the Offer Price pursuant to Article 10(6) of the Swiss Takeover Ordinance.

(iv)	The competent competition authorities having granted all approvals and/or clearances for the takeover of the Company by Parent without asking any of the Parties to meet any conditions, requirements or obligations that could have a material adverse effect on the Company’s business as defined under condition (ii) above.

(v)	No action having been taken by the Company in violation of Article 29 (2) or (3) of SESTA. No judgment, court order or other authoritative measure having been issued that prohibits or declares illegal the Offer or its completion.

Buyer reserves the right to waive, in whole or in part, one or more of these conditions.

Conditions (i) and (ii) above shall be deemed to be conditions precedent within the meaning of Article 13(1) of the Swiss Takeover Ordinance. Conditions (iii) to (v) shall, subject to the Swiss Takeover Board’s approval, be deemed conditions subsequent within the meaning of Article 13(4) of the Swiss Takeover Ordinance.

7.	Duration and Termination

This Agreement shall only become effective and enter into full force and effect on the Launch Date.

This Agreement may be terminated (with any termination by Parent also being an effective termination by Buyer):

(i)	by mutual written consent of Parent and the Company;

(ii)	by any Party, if the Offer is not published or pre-announced by 4 August 2005;

(iii)	by any Party, if the Offer is unsuccessful or is otherwise withdrawn, upon public announcement by Buyer of the Offer’s lack of success or withdrawal; or

(iv)	by Parent, if the Company materially breaches Sections 3, or 4 hereunder;

(v)	by Parent if the Board of Directors of the Company withdraws or fails to make its recommendation of the Offer, and by the Company if the Company withdraws or fails to make its recommendation of the Offer in each case in a manner permitted under this Agreement; and

shall terminate automatically if Buyer declares the Offer successful and that the Offer is settled in accordance with its terms, on the earlier of (a) expiration of a period of six months following expiration of the additional acceptance period of the Offer or (b) the general meeting of shareholders which is to be convened pursuant to Section 4.11 having taken place.

8.	Remedies

In the event of a breach of this Agreement, the non-breaching party shall be permitted to bring a legal action against the breaching party for damages as provided by Section 9.4 hereof.

9.	Miscellaneous

9.1	Guarantee

Parent hereby unconditionally and irrevocably guarantees to the Company, as primary obligor, the due, full and punctual performance of all Buyer’s present and future obligations and liabilities, covenants and agreements under this Agreement and the Annexes hereto in accordance with the terms thereof.

9.2	Tax implications

Parent and Buyer are aware that the acceptance of the Offer may trigger adverse tax implications for individual shareholders resident in Switzerland and holding the Shares as part of their private property. Parent and Buyer agree to take reasonable steps jointly with the Company to mitigate any such consequences, including through the request of tax rulings, so long as such steps do not result in any cost or liability for Parent, Buyer or the Company or otherwise result in an increase of the Offer Price.

9.3	Fees and Expenses

Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such fees or expenses.

9.4	Governing Law and Arbitration

This Agreement shall be governed by and construed in accordance with the substantive laws of Switzerland, without regard to the principles of conflicts of laws thereof.

Any dispute, controversy or claim arising out of or in connection with this Agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the notice of Arbitration is submitted in accordance with these rules. The number of arbitrators shall be three. The seat of the arbitration shall be in Geneva. The arbitral proceedings shall be conducted in English.

9.5	Notices and communications

Any notice or communication under this Agreement shall be made in writing and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 9.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 9.5 (or at such other address for a party as shall be specified by like notice):

(i)	If to Parent or Buyer, to:

Danaher Corporation

2099 Pennsylvania Avenue, N.W.

12th Floor

Washington, D.C. 20006-1813

U.S.A.

Telecopy No.: +1 202-828-0860

Attention: Vice President – Corporate Development

(ii)	If to the Company, to:

Leica Geosystems Holdings AG

Heinrich-Wild-Strasse

9435 Heerbrugg

Switzerland

Telecopy No: +41 71 727 4694

Attention: Chief Executive Officer

9.6	Whole agreement

This Agreement, including the Annexes hereto, together with the Confidentiality Agreement, constitute and contain the entire agreement between the Parties, and supersede all other prior agreements and understandings, both written and oral, with regard to the subject matter thereof. In the event of inconsistencies between the Confidentiality Agreement and this Agreement, this Agreement shall prevail.

9.7	Amendments; Waivers

This Agreement may not be amended, except by an instrument in writing signed by each Party and no Party may waive compliance with any of the agreements or terms and conditions contained in this Agreement except by an instrument in writing.

9.8	Assignment

Pending settlement of the Offer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party without the prior written consent of the other party. Following settlement of the Offer, Parent and Buyer shall have the right to assign any or all of their respective rights and obligations to any subsidiary of Parent, provided that Parent shall grant a comparable guarantee to that provided under Section 9.1 with respect to the performance of the obligations of any such subsidiary. Any attempted assignment not permitted under this Section 9.8 shall be null and void. The provisions contained in this Agreement are for the sole benefit of the Parties and their permitted successors and assigns, and they shall not be construed as conferring any rights or remedies on any persons other than the Parties and their respective successors and permitted assigns.

9.9	Severability

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. Upon a determination that any term or other provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.10	Board Fiduciary Duties

The obligations of the Company under this Agreement shall be interpreted and construed in all respects in a manner that is consistent with the fiduciary duties of directors of company boards under Swiss law and rulings of the TOB.

[the next page is the signature page]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

Danaher Corporation

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	CFO and Executive Vice President

Edelweiss Holdings ApS

By:	/s/ Philip B. Whitehead
Name:	Philip B. Whitehead
Title:	Managing Director

Leica Geosystems Holdings AG

By:	/s/Mario Fontana	By:	/s/ Hans Hess
Name:		Name:	Hans Hess
Title:		Title:	President and CEO